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PARTNERS Matthew D. Bersani Lorna Xin Chen Peter C.M. Chen Colin Law	Kyungwon Lee Paul Strecker Shuang Zhao

September 28, 2012

VIA EDGAR

Mr. Martin James, Senior Assistant Chief Accountant Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	JinkoSolar Holding Co., Ltd.
Form 20-F for the fiscal year ended December 31, 2011
Filed April 18, 2012
File No. 001-34615

Dear Mr. James:

JinkoSolar Holding Co., Ltd. (the “Company”) has requested us to respond to the Staff’s comment letter, dated September 7, 2012, relating to the Company’s Form 20-F for the year ended December 31, 2011 (“2011 Form 20-F”) publicly filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2012.

The Company’s responses to the Staff’s written comments are set forth below. The numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, retyped in bold for ease of reference.

Form 20-F for the Fiscal Year Ended December 30, 2011

Item 5. Operating and Financial Review and Prospects, B. Liquidity and Capital Resources, Operating Activities, page 94

1.	We see here that you attribute the increase in cash used by operating activities to an increase in accounts receivables from sales on credit terms. In addition, we see on page 88 that you recorded an increase in your allowance for doubtful accounts of $28.5 million. Please address the following:

ABU DHABI	BEIJING	BRUSSELS	DÜSSELDORF	FRANKFURT	HONG KONG	LONDON	MILAN	MUNICH	NEW YORK

PALO ALTO	PARIS	ROME	SAN FRANCISCO	SÃO PAULO	SHANGHAI	SINGAPORE	TOKYO	TORONTO	WASHINGTON, DC

SHEARMAN & STERLING IS A GENERAL PARTNERSHIP FORMED PURSUANT TO THE HONG KONG PARTNERSHIP ORDINANCE AND REGISTERED WITH THE LAW SOCIETY OF HONG KONG.

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•	Describe to us the significant terms of your credit sales arrangements, including expected and actual payment terms, and highlight for us any material differences in terms between international and domestic sales and any individual countries.

The Company respectfully submits to the Staff that the significant terms of the Company’s credit sales arrangements typically include (1) specification of goods to be delivered; (2) specified quantity of goods to be delivered; (3) fixed contract price; (4) the amount, means and timing of payments; (5) shipping terms referencing relevant Incoterms governing costs and risks associated with the transportation and delivery of goods; and (6) warranty terms.

The Company respectfully advises the Staff that the payment terms under the Company’s agreements with domestic customers are generally shorter than those under the agreements with international customers, and there are no other material differences in contractual terms for international and domestic sales or for sales to different countries. The Company further notes to the Staff that in light of the adverse developments relating to the solar industry in general and the shift in market practices towards increasing use of credit sales, which are further described in the below response to the fourth bullet point of this comment 1, since the third quarter of 2011, the Company started to offer new customers credit terms of generally 60 to 120 days as well as extend the credit terms for certain existing customers to similar terms based on the customers’ demands and mutual agreements.

The following table summarizes the weighted average expected and actual payment terms of the Company’s credit sales arrangements with its customers in China and overseas, during the periods indicated:

Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011

Overseas
Weighted Average Expected Payment Term (1)	48 days	56 days	100 days	73 days
Weighted Average Actual Payment Term (2)	68 days	98 days	201 days	120 days

China
Weighted Average Expected Payment Term (1)	30 days	30 days	34 days	45 days
Weighted Average Actual Payment Term (2)	30 days	35 days	47 days	90 days

Notes:

(1) “Weighted average expected payment term” represents the weighted average of the payment terms as set forth in the sales contracts the Company entered into during each relevant period.

(2) “Weighted average actual payment term” represents the weighted average of the days of payments outstanding under the sales contracts the Company entered into during each relevant period. In calculating the weighted average actual payment terms, for any contract entered into during the relevant period but payments under which were still outstanding as of June 30, 2012, the actual payment term for such contract represents the total number of days from the date sales made to June 30, 2012.

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•	Quantify for us the amount of sales under arrangements that require cash payments in advance and those on credit terms.

The following table summarizes the amounts of sales made under arrangements that require advance cash payments and on credit terms, respectively, for the periods indicated:

	Three months ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(RMB in millions)
Sales requiring advance payment	717	238	160	249
Sales on credit terms	1,422	2,028	1,621	950
Total	2,139	2,266	1,781	1,198

The sequential decrease of sales under arrangements that require advance payment is due to the shift in the Company’s sales practice towards the increasing use of credit sales in light of the general industry trend as described in the response to the fourth bullet point of this comment 1.

•	Quantify for us the amount of domestic and international accounts receivables by significant country as of December 31, 2010 and 2011 and June 30, 2012. Provide us with your analysis of average days sales outstanding for each of those dates separately quantified for both domestic and international customers.

The following table summarizes the Company’s accounts receivable in connection with sales made to the top five countries based on sales as of the dates indicated:

	Germany	Italy	France	Cyprus	China
	(RMB in millions)
Accounts Receivable as of
December 31, 2010	95.2	285.2	0	N/A(1)	17.0
December 31, 2011	178.8	522.5	8.5	244.6	195.0
June 30, 2012	471.3	510.8	4.6	78.5	284.7

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Note:

(1) The Company did not make any sales to Cyprus until the third quarter of 2011.

The following table summarizes the provisions for accounts receivable in connection with sales made to the top five countries based on sales as of the dates indicated:

	Germany	Italy	France	Cyprus	China
	(RMB in millions)
Provisions for Accounts Receivable as of
December 31, 2010	0.3	0	0	0	0.1
December 31, 2011	12.7	82.5	0	0	0.2
June 30, 2012	15.4	166.0	0	0	0.2

As of September 25, 2012, the Company has collected RMB119.5 million, RMB217.1 million and RMB166.1 million of its accounts receivable outstanding as of December 31, 2011 relating to its sales to Germany, Italy and Cyprus, respectively. As of September 25, 2012, the Company’s overdue accounts receivable as of December 31, 2011 relating to its sales to Germany, Italy and Cyprus were RMB59.3 million, RMB305.4 million and RMB78.5 million, respectively. Based on the Company’s most recent credit assessment considering all available information as of June 30, 2012, the provisions the Company has made for the accounts receivable as of December 31, 2011 relating to sales to Germany, Italy and Cyprus were RMB14.5 million, RMB96.6 million and 0, respectively. The Company will update its assessment as of September 30, 2012.

The following table summarizes the days sales outstanding (“DSO”) of the top five countries based on sales for the periods indicated:

	Germany	Italy	France	Cyprus	China

Days Sales Outstanding
Year ended December 31, 2010	30	91	0	N/A(1)	4
Year ended December 31, 2011	69	237	48	72	50
Six months ended June 30, 2012	66	490	48	312	80

Note:

(1) The Company did not make any sales to Cyprus until the third quarter of 2011.

From the year ended December 31, 2010 to the year ended December 31, 2011, DSO increased in Germany and Italy, primarily due to the severe impact of the European sovereign debt crisis on the solar markets as described in the Company’s response to the below fourth bullet point of this comment 1. In addition, the credit sales made to the Company’s customers in Italy in 2011 resulted in the significant increase of DSO in Italy to 237 days in the year ended December 31, 2011 from 91 days in the year ended December 31, 2010. During the six months ended June 30, 2012, in response to the adverse market conditions in Italy, the Company reduced sales to those markets where a significant amount of overdue accounts receivable in 2011 remained uncollected as of June 30, 2012, resulting in further increase of DSO in Italy to 490 days.

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From the year ended December 31, 2010 to the year ended December 31, 2011, DSO increased significantly in China from 4 days to 50 days. DSO in China further increased to 80 days for the six months ended June 30, 2012. Such increase reflects the general trend in the China market where more and more Chinese customers of solar products require sales on credit terms and no longer accept sales requiring advance payment, primarily as a result of the oversupply of solar products and heightened competition among the solar manufacturers which, including the Company, tended to offer longer payment terms to retain customers. The Company respectfully notes to the Staff that, as further discussed in the response to the below fifth bullet point of this comment 1, such industry-wide trend with respect to credit terms was also taken into consideration by the Company in its assessment for establishing the allowance for doubtful accounts.

•	Describe for us in greater detail your credit experience during the year ended December 31, 2011 which lead to the significant increase in your allowance for doubtful accounts. Provide specific details and trends which supported this increase.

The following table summarizes the balances of accounts receivable and overdue accounts receivable, percentage of overdue accounts receivable, and provision of accounts receivable, as of the dates indicated:

	As of
	December 31, 2010	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011
	(RMB in millions, except for the percentage information)
Accounts receivable	577	1,329	1,725	1,810	1,811
Overdue accounts receivable	9	79	92	249	425
Percentage of overdue accounts receivable	2%	6%	5%	14%	23%
Provision for accounts receivable	(0.4)	(11)	(25)	(140)	(180)
Accounts receivable, net	577	1,318	1,700	1,670	1,631

The Company respectfully submits to the Staff that the Company’s accounts receivable increased significantly from RMB577 million as of December 31, 2010 to RMB1,329 million as of March 31, 2011, and further to RMB1,725 million as of June 30, 2011, primarily due to the increase in the Company’s sales of solar modules in the first half of 2011, as the Company increased its production capacity and expanded into more geographical markets while the market conditions were relatively favorable with continued strong demands through the first half of 2011. For the year ended December 31, 2011, the Company did not have significant write-offs of accounts receivable. The Company’s balance of overdue accounts receivable increased significantly from RMB9 million (or 2% of total accounts receivable) as of December 31, 2010 to RMB425 million (or 23% of total accounts receivable) as of December 31, 2011. The Company’s DSO increased from 40 days for the three months ended March 31, 2011 to 135 days for the three months ended December 31, 2011.

The Company respectfully advises the Staff that the significant increase in the Company’s allowance for doubtful accounts primarily resulted from the adverse developments in the solar industry, especially in Europe, in the third and fourth quarters of 2011, as described in the Company’s 2011 Form 20-F, including on pages 9, 10, 55, 73 and 74. Starting from the third and fourth quarters of 2011, the European sovereign debt crisis has had a severe adverse impact on the European solar market, resulting in (i) the reduction of the feed-in-tariffs and other government subsidies for solar projects by governments of a number of European countries, including Germany and Italy, the Company’s largest export markets, and (ii) the reduction of the debt financing available from banks to downstream solar product purchasers, including many customers of the Company, which became unable or unwilling to expand their operations. These adverse developments reduced the demand for solar products, and also had a negative impact on the actual payment terms under the Company’s existing credit sales arrangements. As a result, the Company’s balance of overdue accounts receivable grew significantly from RMB92 million as of June 30, 2011 to RMB249 million as of September 30, 2011, and further to RMB425 million as of December 31, 2011, and the Company’s actual payment turnover continued to slow in the third and fourth quarters of 2011. Further, coupled with the adverse trend on the demand side as described above, the over-supply of solar power products driven by increased manufacturing capacity in the industry led to significantly heightened competition among the solar manufacturers. The market practice of many solar manufacturers, including the Company, has shifted from demanding advance payments towards offering credit sales arrangements to both new and existing customers, which in general would lead to increased DSO and higher risk of bad debts. In light of the above developments, the Company recorded provisions for accounts receivable in the amount of RMB140 million and RMB180 million as of September 30 and December 31, 2011, respectively, representing a significant increase from RMB25 million as of June 30, 2011.

•	Describe for us in greater detail your accounting policy and process for establishing the allowance for doubtful accounts and identifying accounts receivable balances at risk for non-payment, including how any longer credit terms provided to customers impacted the analysis.

The Company respectfully advises the Staff that the Company has followed consistent accounting policy and process for establishing the allowance for doubtful accounts. As discussed in the Company’s response to the above fourth bullet point of this comment 1, the Company has provided longer credit terms to its customers as the result of adverse developments in the solar industry since the third quarter of 2011. Before approving sales to each customer, the Company conducts a credit assessment for each customer to evaluate the collectability of such sales. The assessment usually takes into consideration the creditworthiness of such customer and its guarantor, if any, the Company’s historical payment experience with such customer, industry-wide trends with respect to credit terms, including the terms offered by competitors, and the macro-economic conditions of the region to which sales will be made. The Company will execute a sales order with a customer and arrange for shipment only if its credit assessment concludes that the collectability with such customer is reasonably assured. The Company may also from time to time require security deposits from certain customers to minimize its credit risk. After the sales are made, the Company closely monitors the credit situation of each customer on an on-going basis for any subsequent change in its financial position, business development and credit rating, and will evaluate whether any of such adverse change warrants further action to be taken by the Company, including asserting claims and/or initiating legal proceedings against the customer and/or its guarantor, as well as making provisions. It is also the Company’s general practice to suspend further sales to any customer with significant overdue balances.

Based on the on-going credit monitoring, the Company makes provisions for estimated losses of accounts receivable due to the subsequent inability of the Company’s customers to make payments. At the end of each quarter, the Company reviews the balances of accounts receivable to determine whether to make an allowance for doubtful accounts for each customer with overdue balances, and the assessment takes into consideration various factors, including the number of days such balances are overdue, receipt of any payment subsequent to the reporting period but prior to the release of earnings, any significant changes in the creditworthiness of the customer and/or its guarantors, the particular customer’s payment history, status of any legal proceedings with such customer, repayment plan, if any, and any security deposit provided by such customer.

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Item 18. Financial Statements, Note 20. Convertible Senior Notes, page F-33

2.	We see that in May 2011 you issued convertible senior notes and entered into a capped call option transaction. We see that you have valued the convertible notes and capped call option at fair value on the balance sheet. Please provide us with a detailed assessment of each instrument and its significant features, particularly those which were considered embedded derivatives. In this regard, please also describe and quantify for us how you accounted for the instruments upon issuance and as of December 31, 2011. Please also provide us a qualitative description of the facts and circumstances that occurred between May and December 2011 which supports the significant decrease in the fair value of both instruments, as detailed on page F-41.

The Company respectfully submits to the Staff that in May 2011, the Company issued the US$125,000,000 4.00% convertible senior notes due 2016 (the “Notes”). In connection with the offering of the Notes, the Company also entered into a capped call transaction to acquire a capped call option (the “Capped Call Option”) on its American depositary shares (the “ADSs”). The significant features of the Notes and the Capped Call Option are summarized as follows.

Conversion Feature	The holders of the Notes (the “Holders”) have the option to convert the Notes in integral multiples of US$1,000 principal amount at an initial conversion rate (29.6307 ADSs per US$1,000 principal amount of the Notes), at any time prior to the maturity date (May 15, 2016).
Non-Contingent Repurchase Feature	The Holders have the right to require the Company to repurchase for cash all or any portion of their Notes on May 15, 2014 (the “Repurchase Date”) at a repurchase price (the “Repurchase Price”) equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interests, in accordance with the terms of the Notes.
Contingent Repurchase Feature

The Holders also have the option at any time after the issuance of the Notes to require the Company to repurchase the Notes (in whole or in part) in the event of a fundamental change. The following events will be considered as fundamental changes:

	1.	Any “person” or “group” beneficially owns 50% or more of the total voting power of all outstanding shares or the founders beneficially owns more than 55% of voting power;
	2.	The recapitalization, reclassification by converting ordinary shares or ADSs into other securities, other property or assets or the exchanges of shares, consolidations with, or merger with another
	3.	Plan or proposal for liquidation or dissolution is approved by the shareholders; or
	4.	Termination of trading of the ADSs.
Capped Call Options

In connection with the offering of the Notes, the Company also entered into a capped call transaction with an affiliate of one of the initial purchasers of the Notes, through which transaction the Company acquired for the consideration of US$18 million the Capped Call Option on its ADSs at the lower of (a) the strike price (“Strike Price”) of US$33.75 per ADS and (b) a capped price (“Cap Price”) of US$48.21 per ADS. The agreement for the Capped Call Option is separate and distinct from the agreement for the Notes.

The capped call transaction was expected to generally reduce the potential dilution to the Company’s ordinary shares and ADSs upon conversion of the Notes. (i) If the share price is less than Strike Price, the Company would not exercise its option under the capped call since it is out-of-the-money; and (ii) If the share price is between the Strike Price and Cap Price, the Company will exercise its option and receive the intrinsic value with net share settlement which is the excess of share price and Strike Price and (iii) If the share price is greater than Cap Price, the Company will exercise its options and receive the intrinsic value at the excess price between Strike Price and Cap Price.

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The below sub-parts I and II discuss the accounting assessment of the Notes and the Capped Call Option, respectively. Sub-part III discusses the accounting treatments for the Notes and the Capped Call Option upon issuance and as of December 31, 2011. Sub-part IV provides a qualitative description of the facts and circumstances that supports the significant decrease in the fair value of the Notes and the Capped Call Option from May to December 2011.

I.	Election of the Fair Value Option (the “FVO”) for the Notes

The Company respectfully advises the Staff that it elected the FVO for the accounting treatment of the Notes based on the assessments as described in the following.

ASC 480 does not affect the classification or measurement of convertible notes. As convertible notes are legally debt instruments, they are reported as liability items on the consolidated balance sheet. However, any embedded options in a convertible note instrument must be considered for bifurcation under ASC 815. ASC 815-15-25-4 and 25-5 provide that if an entity has a hybrid financial instrument that would require bifurcation of embedded derivatives under ASC 815, the entity may irrevocably elect to initially and subsequently measure a hybrid financial instrument in its entirety at fair value with changes in fair value recognized in earnings. The FVO election can be made instrument by instrument and shall be supported by concurrent documentation, or by a preexisting documented policy for automatic FVO election.

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ASC 815-15-25-52 states that if an entity is unable to reliably identify and measure the embedded derivative instrument for purposes of separating that instrument from the host contract, the entire contract (i.e., the hybrid instrument) would have to be measured at fair value, with gains and losses recognized in current earnings.

The Conversion Feature would fail the criteria for indexed to its own stock due to the dual indexation and therefore shall be bifurcated from the debt host contract. The Non-Contingent Repurchase Feature is considered clearly and closely related to the debt host pursuant to ASC 815-15-25-1 and does not meet the requirements for bifurcation. The Contingent Repurchase Feature of the Notes will accelerate the repayment of the contractual principal amount and therefore the put option is not clearly and closely related to the debt instrument and requires bifurcation from the Notes. Therefore, the Notes are considered hybrid instruments for which the FVO election can be made. The Company opts for carrying the Notes at fair value, which the Company believes is the more reliable measurement for the hybrid instruments. Moreover, as the functional currency of the Company is RMB, the fair value of the Notes would need to be translated into RMB at each balance sheet date with the difference being reported as foreign exchange gain or loss.

II.	Detailed accounting assessment of the Capped Call Option

The Company respectfully advises the Staff that the Company has made the following accounting assessment and analyses for the Capped Call Option.

1.	Whether the offering of the Notes and the capped call transaction should be deemed as single unit or separate transactions.

ASC 815-10-15 defines circumstances under which two individual transactions should be viewed as a single unit in order to determine whether the combination of transactions meets the definition of a derivative pursuant to ASC 815.

In evaluating the factors pursuant to ASC 815-10-15, the Company concluded that the offering of the Notes and the capped call transaction do not meet the criteria, as assessed in the aggregate, to be deemed as a single unit. The two transactions were executed contemporaneously and in contemplation of one another, and the transactions were entered into with the same counterparty for the purpose of accounting assessment since the two separate signing entities are under common control. However, the two transactions do not entail the same risks as the Notes involve interest, credit and equity risks, whereas the capped call transaction was intended to reduce the equity dilution risk for the Company. Furthermore, the Company had a valid business purpose and economic need for structuring the transactions separately. There was one agreement authorizing the issuance of the Notes as debt securities to meet the funding needs of the Company, and another agreement allowing the Company to hedge its equity dilution risk.

Therefore, the offering of the Notes and the capped call transaction should be accounted for as two separate transactions pursuant to ASC 815.

2.	Whether the Capped Call Option should be deemed as a freestanding derivative instrument.

A financial instrument that meets either of the following conditions will be deemed as a freestanding derivative instrument:

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a.	it is entered into separately and apart from any of the entity’s other financial instruments or equity transactions; or

b.	it is entered into in conjunction with some other transaction but is legally detachable and separately exercisable.

Based on the analysis in below subpart III-3 of the Company’s response to this comment 2, the Capped Call Option meets the definition of a derivative instrument that has such features as should be deemed as a freestanding derivative instrument.

3.	Whether the Capped Call Option is a derivative instrument.

The Capped Call Option has all of the characteristics pursuant to ASC 815-10-15-83, including:

a.	Notional amount – The number of the Company’s ADSs.

b.	Underlying – The price of the Company’s ADSs.

c.	Initial net investment – Since both options are struck out of the money, the corresponding premiums reflect all the time value. The premium is less than the amount of money either party would pay to acquire the shares in the open market.

d.	Net settlement – The Capped Call Option is a series of European options and can only be exercised at the expiration date and not any other time. Both the Company’s Capped Call Option and the Holders’ conversion rights are exercised at the same time with the net share settled. If the Company were to exercise its option first (which is logical as its strike price is US$14.46 lower than the counterparty’s), it would receive shares from the counterparty Credit Suisse International. The settlement shares do not need to be registered; assuming that they are (i.e. counterparty would be unable to deliver other than registered shares to Company), the Company would be able to re-sell the shares in the public market, which would put the Company in a position not substantially different than if the contract were to be settled with net cash settled. The Company is not required to deliver or receive an asset that is associated with the underlying or a number of shares that is equal to the notional amount. Therefore, it appears the Capped Call Option meets the net settlement characteristic in ASC 815.

Therefore, based on the analysis above, the Capped Call Option appears to meet the definition of a derivative.

4.	Whether the Capped Call Option is indexed to the Company’s own stock (evaluation of the exercise and settlement provisions for potential scope exceptions).

Instruments that qualify for the scope exceptions are provided for in ASC 815-10-15-74. The first step of the scope exception analysis is to determine whether the Capped Call Option is indexed to the Company’s own stock as follows:

•	Evaluation of the Capped Call Option’s Settlement Provisions

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Per ASC 815-40-15-7B, an instrument (or embedded feature) would be considered indexed to an entity’s own stock if its settlement amount will equal the difference between the fair value of a fixed number of the entity’s equity shares and a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. For example, an issued share option that gives the counterparty a right to buy a fixed number of such entity’s shares for a fixed price or for a fixed stated principal amount of a bond issued by the entity would be considered indexed to the entity’s own stock. An instrument’s strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) would still be considered indexed to an entity’s own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a “fixed-for-fixed” forward or option on equity shares.

The settlement of the Capped Call Option is not based on the difference between the fixed number of the Company’s equity share and not a fixed monetary amount calculated based on the strike price. Per ASC 815-40-15-7I, the equity-linked financial instrument (or embedded feature) shall not be considered indexed to the entity’s own stock if the strike price is denominated in a currency other than the issuer’s functional currency. The strike price of the Company’s Capped Call Option is denominated in the U.S. dollar whereas the functional currency of the Company is RMB. Therefore the Capped Call does not meet the criteria for being indexed to the Company’s own stock and would not be excluded from the scope of ASC 815.

Based on the analysis of all the relevant features, the Capped Call Option is not indexed to the Company’s own stock and does not qualify for a potential scope exception. Furthermore, the settlement of the Capped Call is not based on a fixed number of the Company’s equity shares and not a fixed monetary amount due to the dual indexation. Therefore, the requirements of ASC 815-10-15-74 are not met.

As of the date of the Capped Call Option transaction, the Company’s functional currency is RMB and the Capped Call Option is denominated in the U.S. dollar. The Capped Call Option is accounted for as a freestanding derivative instrument and recorded as derivative asset in the Company’s consolidated balance sheet. The derivative asset is marked to market at the end of each quarter with changes in fair value recorded in non-operating gain/loss and translation differences being reported as exchange gain or loss.

III.	Accounting for the Notes and Capped Call Option Upon Issuance and as of December 31, 2011

As discussed above, the Company elected to measure the Notes in their entirety at fair value with changes in fair value recognized as non-operating income or loss at each balance sheet date in accordance with ASC 815-15-25. The Capped Call Option was accounted for as freestanding derivative assets and marked to market at the end of each quarter using the binomial model. Further, as the functional currency of the Company is RMB, the fair value of the Notes is translated into RMB at each balance sheet date with the difference being reported as exchange gain or loss. In accordance with ASC 825-10-25-3, the issuance cost related to items for which the fair value option is elected was recognized in earnings as incurred.

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Upon issuance, the premium amount of RMB117 million (US$18 million) was recorded in the account of capped call options. The issuance cost of RMB30 million was directly charged to the account of convertible senior notes issuance costs. The proceeds with the reduction of the premium amount of capped call options and issuance costs are recorded as convertible senior notes.

As of December 31, 2011, the change in fair value of the Notes and the Capped Call Option from the time of issuance was recorded in change in fair value of convertible senior notes and capped call options in the amount of RMB300 million and an additional RMB19 million in exchange loss, respectively. The fair value was determined by the Company with the assistance of an independent valuation firm the Company engaged. In addition, the corresponding interest expenses of RMB20 million were accrued.

RMB million	Issuance date	As of December 31, 2011	Change

Balance Sheet

Capped call options	117	16	(101)
Convertible senior notes	(818)	(388) (1)	430
Total	(701)	(372)	329

Income Statement		May to December 31, 2011

Change in fair value of convertible senior notes and capped call options		300
Exchange loss		19
Interest expense, net		(20)
Convertible senior notes issuance costs		(30)

Note (1): the Company repurchased convertible notes in the principal amount of approximately RMB10 million during the year ended December 31, 2011.

IV.	Qualitative description of the facts and circumstances for significant decline in the fair value of the Notes and the Capped Call Option

As discussed above, the change in fair value of the Notes and Capped Call Option was RMB300 million for the year ended December 31, 2011, which was based on the valuation results of an independent valuation firm the Company engaged to assist it with the assessment of the fair value of the Notes and the Capped Call using the binominal model. The significant variables used in the model include fair value of the ADSs, strike price, life to expiration, risk free interest rate, dividend yield, and standard volatility.

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The following summarizes the assumptions used:

	May 17, 2011	December 31, 2011
Fair value of ADS	US$ 25.79	US$ 5.00
Strike Price	US$ 33.75	US$ 33.75
Risk Free Interest Rate	1.83%	0.72%
Dividend Yield	0%	0%
Standard Volatility	59.67%	112.22%

The decline in fair value was primarily due to the significant decline in the price of the Company’s ADSs and the standard volatility, which are both sensitive variables in the binominal model. The ADS price decreased by 81% from US$25.79 per ADS as of May 17, 2011 to US$5.00 per ADS as of December 31, 2011. The standard volatilities were derived by referencing the implied volatilities as derived under the Bloomberg option valuation model, which was generated based on the market data of the trading financial instruments of the underlying company. As the share prices of the Company have significantly declined during the period, the volatilities implied from those financial instruments increase significantly. The decline in the Company’s ADS price reflected the industry-wide adverse developments since the third quarter of 2011 due to the uncertain global economic environment, oversupply in the solar market, and the reduction of feed-in-tariff reduction in European countries. These adverse business developments also resulted in the significant decline of average selling price of the Company’s products as well as gross margin.

*******************

Finally, as requested by the Staff, attached is the written acknowledgement of the Company regarding the disclosure in its filings.

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If you have any questions regarding this submission, you may reach me by telephone at my office in Hong Kong at (852) 2978-8002, on my cell phone at (852) 9408-6584 or by e-mail at shuang.zhao@shearman.com. Thank you.

Very truly yours,

/s/ Shuang Zhao
Shuang Zhao

cc:	Ms. Kate Tillan, Assistant Chief Accountant, Division of Corporation Finance
Mr. Kevin Kuhar, Staff Accountant, Division of Corporation Finance
Mr. Longgen Zhang, Chief Financial Officer, JinkoSolar Holding Co., Ltd.
Mr. Zhehui Tang, Ernst & Young Hua Ming
Ms. Stella Zhou, PricewaterhouseCoopers Zhong Tian CPAs Limited Company

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In connection with the responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in its letter dated September 28, 2012, JinkoSolar Holding Co., Ltd. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Longgen Zhang

Longgen Zhang
Chief Financial Officer